Endocare, Inc.
201 Technology Drive
Irvine, California 92618
September 26, 2005
Via Edgarlink and Facsimile
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 0306
100 F Street, N.E.
Washington, DC 20549
Attention: Mr. Tom Jones

Re:	Endocare, Inc. Registration Statement on Form S-2 (File No. 333-123866)

Acceleration Request
Requested Date:	Wednesday, September 28, 2005
Requested Time:	3:00 p.m., Eastern Time
Ladies and Gentlemen:
     Endocare, Inc. (the “Registrant”) hereby requests, in accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, that the Commission take appropriate action to make the Registrant’s Registration Statement on Form S-2 (File No. 333-123866) effective at the Requested Date and Requested Time as set forth above or as soon thereafter as practicable. Please advise the undersigned and the persons indicated on the cover of the Registration Statement when the order permitting such Registration Statement to become effective is issued.

Very truly yours, Endocare, Inc.
By:	/s/ Michael R. Rodriguez
Michael R. Rodriguez
Senior Vice President, Finance and Chief Financial Officer